From: Thomas McKeever

Sent: Thursday, October 23, 2014 2:57 PM

To: ‘Tangen, Tamara’; Dan Gaudreau

Subject: RE: SEC Comment Letter: Actuate Corporation Form 10-K 2014 10 23 Letter

Ms. Tangen,

We are in receipt of the SEC comment letter and would like to request an extension for our response.

Normally we would ask for a 30 day extension, but with the Thanksgiving holiday we ask that our response be due December 5.

Thank you for your consideration.

Tom

Thomas E. McKeever

SVP, GC, Corp. Dev., CCO & Secretary

Actuate Corporation

951 Mariners Island Boulevard

San Mateo, CA 94404

650-645-3000 (phone)

650-645-3700 (fax)

Email:	tmckeever@actuate.com
http://www.actuate.com/